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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	/x/ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Key Energy Services, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
6 Desta Drive, Suite 4400 Address of Principal Executive Office (Street and Number)
Midland, Texas 79705 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed time period. As previously reported, the Registrant has been unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2003 due to its ongoing restatement process. The restatement process is nearing completion. The Registrant will file its Annual Report on Form 10-K for the year ended December 31, 2003 as soon as practicable. As soon as the Registrant files the Annual Report on Form 10-K for the year ended December 31, 2003, it will immediately begin work on the Annual Report on Form 10-K for the year ended December 31, 2004. The Registrant currently estimates that it will take 60 to 90 days to complete the filings for the fiscal year ended December 31, 2004 and the first three quarters of 2004. The Registrant intends to file the Annual Report on Form 10-K for the year ended December 31, 2004 and the Quarterly Reports on Form 10-Q for the first three quarters of 2004, on or before June 30, 2005, although no assurance can be given that the filings will be made in that time frame. Please see the attached additional pages.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Newton W. Wilson, III (Name)	432 (Area Code)	620-0300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes /x/ No

Annual Report on Form 10-K for the period ending December 31, 2003; Quarterly Report on Form 10-Q for the period ending March 31, 2004; Quarterly Report on Form 10-Q for the period ending June 30, 2004; Quarterly Report on Form 10-Q for the period ending September 30, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has not yet completed the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003. When it finishes those financial statements, it plans to prepare and complete its 2004 financial statements as soon as practicable. Please see the attached additional pages for information presently available concerning changes in results from 2003 to 2004.

Key Energy Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Newton W. Wilson, III

Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

ADDITIONAL INFORMATION (PART IV, ITEM 3)

As previously disclosed, Key Energy Services, Inc. (the "Company" or the "Registrant") has not yet completed the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003. When it finishes those financial statements, it plans to prepare and complete its 2004 financial statements as soon as practicable. Until the 2003 financial statements have been completed, the Registrant cannot reasonably estimate its results for 2004, since certain items such as:

  •
  depreciation expense for 2004 will be based on the values of fixed assets as of the end of 2003;

  •
  non-cash interest expense for 2004 will be based on the prior period adjustments to eliminate improperly capitalized deferred costs in prior years; and

  •
  income taxes;

are not determinable until all other costs have been determined.

The Registrant expects that its restatement process, when finalized, will result in certain charges or adjustments that will affect 2003 results and in some instances the results in prior years and that charges of the same type or magnitude will not be taken in 2004. These include:

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  The loss, currently believed to be approximately $2.7 million, recognized in the fourth quarter of 2003 and prior periods related to South Texas Division;

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  The write off of approximately $5.0 million goodwill and other intangible assets recorded in the second quarter of 2003 in connection with an acquisition in Key's South Texas Division because the value of the acquired business was less than the value that was represented to Key; and

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  The write-off in the fourth quarter of 2003 for assets determined not to exist at December 31, 2003, the amount of which is not determinable until the restatement process is completed.

The Registrant has provided select financial data for each of the quarters ended March 31, June 30, September 30, and December 31, for 2004 and 2003, respectively. The Registrant undertook to provide this information to investors in connection with obtaining consents from the holders of the Company's 6 3/8% senior notes due 2013 and its 8 3/8% senior notes due 2008. Set forth below is select operating items data for the full fiscal years ended December 31, 2004 and 2003, respectively using such information disclosed in connection with the Registrant's bond consent. This information is subject to revision pending the outcome of the restatement.

All activity associated the Company's contract drilling business, which was sold in January 2005, has been removed from the income statement items below. The revenue and expenses associated with that business have been reclassified to discontinued operations. The Company did not reclassify this business as discontinued until December 2004, so the amounts shown below reflect information for the first three quarters of 2004 that differs from what was previously reported. However, the amounts reclassified to discontinued operations have been consistently applied to both full fiscal years ended

December 31, 2004 and 2003. This will be the presentation format when the Company files its 2004 Annual Report on Form 10-K.

	Year Ended
	12/31/04	12/31/03
	(In thousands–unaudited)
Select Operating Data:
Revenues
Well servicing	$971,073	$852,332
Contract drilling	20,602	12,422
Other	(5,558)	41

Total revenues	$986,117	864,795

Costs and Expenses:
Well servicing	$670,681	$598,875
Contract drilling	12,251	7,948
General and administrative	139,177	91,795
Interest	46,814	48,738
(Gain) loss on retirement of debt	14,044	(16)

The information provided has been prepared by management in accordance with generally accepted accounting principles but is unaudited and has not been reviewed by the Company's independent accountants. The information is selected financial data and does not represent a complete set of financial statements, which would include additional financial data and notes to financial statements. Until the restatement of the Company's prior year financial statements is completed, the unaudited information herein will likely differ from its restated financial statements. It is possible that the process of restating the prior year financial statements could require additional changes to the Company's financial statements for 2004 that individually or in the aggregate could be material to the Company's financial position, results of operations or liquidity.

Activity levels during 2004 were strong as the Company experienced continued growth in its well service rig hours. For the year ended December 31, 2004, the Company's well service rig hours increased 8.5% to approximately 2,351,846 from approximately 2,167,693 in 2003. The Company's contract drilling business also experienced positive growth as its rig hours increased 21.1% to approximately 242,659 versus approximately 200,432 during 2003. The aforementioned drilling hours include all of the Company's contract drilling rigs; however, on January 15, 2005 the Company sold the majority of its drilling assets including the assets in the Permian Basin, Four Corners and certain rigs from the Rocky Mountain region. Excluding these divested rigs, the Company's contract drilling hours for the year ended December 31, 2004 totaled approximately 68,940 versus approximately 37,893 in 2003. Beginning in the quarter ending December 31, 2004, the Company treated its divested contract drilling assets as a discontinued operation. Trucking activity for the year ending December 31, 2004 was strong; however, trucking hours did decline relative to 2003 as the Company experienced lost market share in several regions and was negatively impacted by facility consolidations in its Eastern Division. Trucking hours totaled approximately 2,827,519, declining approximately 4.8% from levels achieved during 2003.

Certain statements contained in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company, the Company's industry, management's beliefs and certain assumptions made by management. Whenever possible, the Company has identified these "forward-looking statements" by words such as "expects", "believes", "anticipates" and similar phrases. Readers are cautioned that any such forward-looking statements are not guarantees of future performance or the results of the ongoing review and restatements and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, but not limited to: the impact of the Company's current restatement process on its results for prior and current periods; uncertainties surrounding the restatement process, including the timing and amount of the restatements; the risk of possible changes in the scope and nature of, the time required to complete, the issuance of audit opinions on the Company's prior year financial statements and the audit of the Company's 2003 financial statements; risks affecting activity levels for rig hours, including demand for the Company's services and pricing; the impact of professional and other costs related to the restatement process, SEC investigation and pending litigation; the risk that the Company may not be able to complete the restatement process and audit and file financial statements before March 31, 2005; and the risk that the Company will not be able to obtain additional waivers or consents if it is unable to file financial statements with the SEC by March 31, 2005 or due to the fact that it will not file its 2004 financial statements on a timely basis or its financial statements for the first quarter of 2005 or possibly subsequent quarters on a timely basis; and the possible changes in reported financial information as described above; and the risk the Company's common stock may be delisted from the New York Stock Exchange if it does not complete and file its 2003 Form 10-K by March 31, 2005. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here.

Exhibit 99.1

Key Energy Services, Inc. News Release
For Immediate Release: Monday, March 7, 2005	Contact: John M. Daniel (432) 620-0300

KEY ENERGY HOSTS CONFERENCE CALL TO PROVIDE RESTATEMENT AND BUSINESS ACTIVITY UPDATE

MIDLAND, TX, March 7, 2005—Key Energy Services, Inc. (NYSE: KEG) will host a conference call this morning at 10:00am EST. During the conference call, the Company intends to provide a status report on the restatement process and an update on recent activity and other business developments. Specifically, management will address various restatement matters under review, including information about other accounting matters reviewed during the restatement process in addition to fixed assets, and timing for completion of the restatement and audit. To access the call, which is open to the public, please call the conference call operator at the following number: (888) 428-4471, five minutes prior to the scheduled start time, and ask for the "Key Energy Conference Call." The conference call will also be available on the Company's website. To access the webcast go to www.keyenergy.com and select "Investor Relations." A replay of the conference call will be available on March 7, 2005 at 5:00pm EST and will be available for one week. To access the replay, please call (800) 475-6701. The access code for the replay is 772233.

Restatement Update

        As previously disclosed, the Company's restatement process has primarily focused on a review of the Company's fixed assets. While the Company has not finalized the total write down resulting from the fixed asset review, the Company currently believes that the write down will be at the lower end of the previously announced range of $165 million to $195 million. However, the fixed asset write down does not include other restatement adjustments.

        The fixed asset review, which was performed during 2004, included, among other things, a physical inventory of tens of thousands of individual pieces of equipment of the Company's well servicing, drilling and pressure pumping divisions. The Company then sought to match the results of the physical count to its fixed asset ledger records to determine the appropriate value for the assets and the period in which any adjustments should be recorded. The Company has essentially completed the matching process and is now in the process of reconciling the thousands of separate journal entries that were made to reflect the adjustments in its financial statements. Once this process is completed, the financial statements and related data will be submitted to the Company's independent auditors for their final review. Concurrently, the Company will be computing the income tax adjustments resulting from the restated financial statements. One additional item that remains outstanding is a review of the useful lives over which the Company's fixed assets were depreciated, which the Company is in the process of completing.

        The restatement process is nearing completion. The Company believes that the filing of its Annual Report on Form 10-K for the year ended December 31, 2003 by March 31, 2005 remains achievable. However, as the Company has previously stated, certain aspects of the filing, including timing of the completion of the audit, are outside of its control. Among the factors that could affect the timing are the following: new issues arising which neither the Company nor its auditors were previously aware of; delays in reconciling the adjustments and journal entries made to the restated financial statements; changes to the Company's depreciable lives of its fixed assets; and the timing of the auditors review of our work. Therefore, the Company can provide no guarantee that the filing will occur on or before March 31, 2005. In any event, the filing will not occur before the last week in March. Also, the Company's 2003 Form 10-K will incorporate the restated financial statements for all relevant periods through 2003; the Company will not file separate annual or quarterly reports for prior periods.

6 Desta Drive, Midland, TX 79705

As noted, the principal focus of the restatement has been fixed assets. However, as is typical in a restatement, the Company has also comprehensively examined other aspects of its accounting for the five-year period covered by the 2003 Form 10-K. As a result of this review, the Company has determined that it will have to make other adjustments in the financial statements for 2003 and prior periods. Some of these matters have been previously disclosed. The most significant of them include:

  •
  As previously disclosed, the Company determined that certain stock options should be expensed and corrections should be made to certain intrinsic value calculations under APB 25 for stock options on the date of grant and the date of modification of certain stock option agreements. As a result of those findings, the Company expects to record a pre-tax adjustment of between $5 and $7 million (a substantial portion of which relates to periods before 1999) to adjust non-cash compensation expense during the period July 1, 1995 through December 31, 2003. The adjustment will have no effect on the carrying value of the Company's assets.

  •
  As previously disclosed, during the June 2004 quarter the Company recorded a sales tax assessment of approximately $3.0 million and a franchise tax assessment of approximately $2.0 million, which will be allocated to the applicable prior periods. The Company may be required to record additional state and local taxes.

  •
  Substantial decrease of reserves for environmental liabilities established in connection with the acquisition of Q Services, Inc., which were originally booked for approximately $14 million.

  •
  Increase of plugging and abandonment liabilities.

  •
  Under-accrual of auto liability reserve for the year ended December 31, 2003.

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  Inter-period adjustments with respect to valuation of derivatives related to our oil and gas operations for prior periods with respect to the treatment of its volumetric production payment and its freestanding derivatives, which may require the Company to adopt fair value accounting and mark these derivatives to market each quarter. The Company's oil and gas operations and related derivatives were divested in 2003.

  •
  Inter-period adjustments to accruals for worker's compensation based on the review of its accounting treatment of workers compensation reserves. The adjustment relates to the reinsurance program and the treatment of those reserves.

        The final dollar amounts of many of these adjustments are still being calculated. The Company will provide a full description of the adjustments and their impact on the 2003 and prior period financial statements in its 2003 Form 10-K. However, it should be noted that most of the adjustments are non-cash items and in many cases involve reallocating items between periods. The largest item expected to have a cash impact is state and local taxes.

        The restatement process, along with the Company's internal control evaluation process under section 404 of the Sarbanes-Oxley Act, revealed a number of areas where the Company lacked effective internal controls. The Company identified deficiencies in its asset management system and fixed asset accounting system. The Company also did not maintain sufficient documentation on many transactions at the yard level. The Company has identified other deficiencies in its internal controls over financial reporting and disclosure controls and procedures. Management, at the direction of our Board of Directors, is actively working to improve the control environment and is implementing remedial actions to improve controls. Again, the Company will further describe these issues in its 2003 Form 10-K.

Timing of 2004 and 2005 Reports

        As soon as it files the 2003 10-K, the Company will immediately begin work on its 2004 Form 10-K. The Company estimates that it will take 60-90 days to complete the filings for fiscal year ended December 31, 2004 and the first three quarters of 2004. Therefore, the Company is targeting a filing of its 2004 10-K, along with all of the quarterly reports on Form 10-Q for the first three quarters of 2004, on or before June 30, 2005. The Company will then turn its attention to the quarterly reports on Form 10-Q for the first and second quarters of 2005. The Company intends to file these reports on or before August 15, 2005. Of course, these deadlines are subject to delay if the Company does not file its 2003 Form 10-K on or before March 31, 2005. The Company is also subject to other circumstances that are outside of its control, including but not limited to, the timing of the 2004 audit by the

Company's independent auditors, the timing of the auditors' reviews of the quarterly financials statements for the first three quarters of 2004, and the timing of the auditors' review of the 2005 quarterly financial statements.

Lender Consents and Waivers

        The Company has begun discussions with its bank lenders with respect to a waiver of the covenants regarding delivery of 2004 financial statements and SEC reports, and, if necessary, the requirement that 2003 financial statements and SEC reports be delivered by March 31, 2005. Based on the discussions to date, the Company believes that the lenders will grant an extension and waiver, but there can be no assurance that an extension or waiver will in fact be obtained or as to the conditions of, or fees and costs associated with, obtaining the waiver. The Company is also in communication with bondholders about an additional extension of the time for delivery of 2003, 2004 and first quarter of 2005 financial statements.

Activity Update and Other Developments

        Investors are referred to the Company's press release issued February 22, 2005, for information regarding activity levels and select financial data. The Company will release its February rig and trucking hours in conjunction with its select financial data for the month of January 2005 on or before March 22, 2005.

        Key Energy Services, Inc. is the world's largest rig-based, onshore well service company. The Company provides diversified energy operations including well servicing, contract drilling, pressure pumping, fishing and rental tool services and other oilfield services. The Company has operations in all major onshore oil and gas producing regions of the continental United States and internationally in Argentina and Egypt.

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company, the Company's industry, management's beliefs and certain assumptions made by management. Whenever possible, the Company has identified these "forward-looking statements" by words such as "expects", "believes", "anticipates" and similar phrases. Readers are cautioned that any such forward-looking statements are not guarantees of future performance or the results of the ongoing review and restatements and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, but not limited to: impact of the Company's current restatement process on its results for prior and current periods; uncertainties surrounding the restatement process, including the timing and amount of the restatements; the risk of possible changes in the scope and nature of, and the time required to complete, the issuance of audit opinions on the Company's prior year financial statements and the audit of the Company's 2003 financial statements; the risk that the Company may not be able to complete the restatement process and audit and file financial statements before March 31, 2005; risks relating to the Company's ability to timely file its audited financial statements for the first three quarters of 2004 by March 31, 2005; risks relating to the Company's ability to timely file its audited financial statements for the year ended December 31, 2004; risks related to the Company's ability to timely file it quarterly report first the first quarter of 2005 by May 16, 2005; risks related to the and the risk that the Company will not be able to obtain additional waivers or consents from lenders, equipment lessors or its bondholders if it is unable to file its 2003 and 2004 financial statements with the SEC by March 31, 2005; the impact of deficiencies in the Company's internal controls over financial reporting and disclosure controls and procedures; and the risk that the Company will not adequately remediate these deficiencies. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

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  Exhibit 99.1
KEY ENERGY HOSTS CONFERENCE CALL TO PROVIDE RESTATEMENT AND BUSINESS ACTIVITY UPDATE
Restatement Update
6 Desta Drive, Midland, TX 79705
Timing of 2004 and 2005 Reports
Lender Consents and Waivers
Activity Update and Other Developments